SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Boardwalk Equities Inc.

(Translation of registrant’s name into English)

200, 1501 – 1st Street SW, Calgary, Alberta, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
NEWS RELEASE

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Boardwalk Equities Inc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 16, 2004
Boardwalk Equities Inc.

By:
/s/ Paul Moon

Paul Moon
Director of Corporate Communications

Boardwalk Equities Inc. Suite 200, 1501 – 1 Street S.W. Calgary, Alberta T2R 0W1	Phone: (403) 531-9255 Fax: (403) 531-9565 Website: www.bwalk.com

February 16, 2004

NEWS RELEASE FOR IMMEDIATE DISTRIBUTION

BOARDWALK ANNOUNCES RECORD FOURTH QUARTER AND FULL YEAR 2003 FINANCIAL RESULTS;
11% INCREASE IN 2003 FFO PER SHARE, EXCLUDING GAINS

BOARDWALK PROVIDES UPDATE ON PROPOSED REIT CONVERSION

Calgary, Alberta – February 16, 2004 – Boardwalk Equities Inc. (“BEI” – TSX, NYSE) today announced record unaudited financial results for the fourth quarter of 2003 and for fiscal 2003. For the fourth quarter ended December 31, 2003, the Company reported Funds From Operations (“FFO”), a key performance measurement for real estate companies, of $18.3 million and FFO per share of $0.36 on a diluted basis, compared to FFO of $13.5 million and FFO per share of $0.27 for the same period last year. For the year ended December 31, 2003, the Company reported FFO of $70.6 million and FFO per share of $1.39 on a diluted basis, compared to FFO of $63.1 million and FFO per share of $1.26.

Funds From Operations (“FFO”) is a generally accepted measure of operating performance of real estate companies, however is a non-GAAP measurement. The Company calculates FFO by taking Net Earnings and adding non cash items including Future Income Taxes and Amortization. The determination of this amount may differ from that of other real estate companies.

Highlights of the Company’s fourth quarter 2003 financial results include:

•	Rental revenues of $69.9 million, an increase of 9.6% compared to $63.8 million for the three-month period ended December 31, 2002.

•	Net operating income of $44.9 million, representing a 12.0% increase from $40.1 million in the same period last year.

•	FFO from rental operations, which excludes any gains on property dispositions, of $18.3 million, an increase of 35.6% compared to $13.5 million for the three-month period ended December 31, 2002. There were no property dispositions in the fourth quarter of 2003 or 2002.

•	FFO per share from rental operations, which excludes gains, was $0.36 on a diluted basis, up 33.3% compared to $0.27 for the three-month period ended December 31, 2002.

Highlights of the Company’s financial results for the fiscal 2003 include:

•	Rental revenues of $271.0 million, an increase of 12.2% compared to $241.6 million for the twelve-month period ended December 31, 2002.

•	Net operating income of $176.2 million, representing a 8.2% increase from $162.9 million in the same period last year.

“to serve and provide our residents with quality rental communities”

•	FFO of $70.6 million, an increase of 11.9% compared to $63.1 million for the twelve-month period ended December 31, 2002. FFO from rental operations, which excludes gains, of $69.5 million, an increase of 12.1% compared to $62.0 million for the twelve-month period ended December 31, 2002.

•	FFO per share of $1.39 on a diluted basis, compared to $1.26 for the twelve-month period ended December 31, 2002, representing a 10.3% increase. FFO per share from rental operations, which excludes gains, was $1.37 on a diluted basis, an increase of 10.5% compared to $1.24 for the twelve-month period ended December 31, 2002.

Commenting on the Company’s fourth quarter and fiscal 2003 results, Sam Kolias, President and C.E.O., said “We are pleased to report that in 2003 Boardwalk achieved another year of record financial results and achieved solid operating results in the fourth quarter. The Company’s portfolio continued to deliver solid operating results, notwithstanding the ongoing strength and level of activity in housing markets across the country. This performance was driven in large part by our focus on operations and on the progress made in improving our portfolio occupancy levels, particularly in the second half of the year.”

Operational Highlights

The average vacancy rate across the Company’s portfolio for the fourth quarter of 2003 was 3.7%, unchanged from the third quarter of 2003, and down from 4.9% in the fourth quarter of 2002.

The average monthly rent realized in fiscal 2003 was $734 per unit, an increase of $18, or 2.5%, from $716 per unit for the twelve-months ended December 31, 2002. Management estimates that market rents for its properties at the end of December, 2003 averaged $788 per unit per month, which compares to an average in-place monthly rent per occupied unit of $757 for the twelve-months ended December 31, 2003. This translates into an estimated “loss-to-lease” of approximately $11.3 million, maintaining existing occupancy rates.

Same-Property Results

Boardwalk continued to show solid performance in its stabilized properties (defined as properties owned for over 24 months). The “same-property” results for the Company’s stabilized portfolio for the three-month period ended December 31, 2003 showed rental growth of 1.3% and NOI growth of 1.4% compared to the same period last year. For the twelve-month period ended December 31, 2003, the stabilized property portfolio had rental growth of 2.1% and a decline in NOI of 0.8% compared to the same period last year. Excluding the impact of a non-recurring gas rebate in 2002, “same-property” NOI for the three and twelve month periods ended December 31, 2003 increased by 2.3% and 1.5%, respectively. A total of 25,715 units, representing approximately 82% of Boardwalk’s total portfolio, were classified as stabilized as at December 31, 2003. None of the Company’s Quebec properties are currently classified as stabilized.

Same-Property Results – Stabilized Portfolio
Three Months Ended December 31, 2003 vs. Three Months Ended December 31, 2002

		Rental Expenses
	Rental					% of
	Revenues	Utilities	Other	Total	NOI	Stab NOI

Calgary	0.4%	-13.5%	-10.4%	-8.3%	4.5%	23%
Edmonton	0.6%	-5.9%	-4.6%	-0.3%	1.1%	42%
Other Alberta	4.6%	-7.0%	-8.8%	-3.8%	8.9%	7%
Saskatchewan	0.2%	12.6%	0.5%	7.1%	-3.9%	14%
Ontario	4.5%	20.7%	1.8%	11.5%	-0.7%	13%

Total	1.3%	-1.6%	-3.6%	1.3%	1.4%	100%

Excluding one time non-recurring rebate in 2002	1.3%	-5.0%	-3.6%	-0.2%	2.3%

Same-Property Results — Stabilized Portfolio
Twelve Months Ended December 31, 2003 vs. Twelve Months Ended December 31, 2002

		Rental Expenses
	Rental					% of
	Revenues	Utilities	Other	Total	NOI	Stab NOI

Calgary	-0.5%	-4.5%	6.6%	2.1%	-1.5%	24%
Edmonton	2.5%	19.9%	11.0%	14.5%	-2.5%	43%
Other Alberta	1.0%	26.4%	8.8%	14.8%	-4.4%	7%
Saskatchewan	2.7%	-2.8%	2.6%	0.9%	3.9%	14%
Ontario	4.7%	14.7%	6.1%	9.1%	2.9%	13%

Total	2.1%	10.8%	7.4%	8.6%	-0.8%	100%

Excluding one time non-recurring rebate in 2002	2.1%	-3.9%	7.4%	3.2%	1.5%

Acquisition/Disposition Activity

In 2003, Boardwalk acquired a total of 1,953 units for approximately $106 million, increasing its portfolio to over 31,200 units at year-end. This represents a 6.5% increase in the Company’s portfolio from the end of 2002. The Company had one disposition in 2003, a 40-unit apartment complex in Edmonton, Alberta which was sold for $3.0 million.

There were no acquisitions or dispositions in the fourth quarter of 2003.

Subsequent Events

Subsequent to December 31, 2003, the Company closed on the acquisition of a 183-unit property in the Quebec City (Sainte-Foy) area at an acquisition price of $16.9 million. The acquisition price equates to approximately $92,000 per unit, and approximately $124.8 per rentable square foot. The property acquired was:

• Complexe Laudance – Quebec City (Sainte-Foy), QC – a luxury apartment complex consisting of 183 units in two mid-rise concrete buildings. The buildings were constructed and completed in 1989 and 1990. The transaction closed on February 11, 2004.

Beginning January 1, 2004, the Corporation will adopt the straight-line method to compute amortization of its revenue producing buildings. The adoption of the straight-line method from the sinking-fund method will be applied prospectively in accordance with the transitional provision of CICA Handbook Section 1100 and is consistent with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”).

Continued Financial Strength

The Company maintained its solid financial position in the fourth quarter of 2003. Boardwalk’s total mortgage debt was $1.39 billion as at December 31, 2003, up from $1.31 billion at December 31, 2002, reflecting the additional debt on acquisitions completed during the year. As at December 31, 2003, the Company’s debt had an average maturity of 4.2 years with a weighted average interest rate of 5.68%, and the Company’s debt-to-total-market-capitalization ratio was 60.3%.

The Company’s interest coverage ratio, excluding gains, for the twelve-month period ended December 31, 2003 increased to 2.00 times compared to 1.93 times in the same period last year.

During 2003, Boardwalk successfully completed approximately $177 million in mortgage refinancings and renewals.

Update on Proposed REIT Conversion

Commencing in August 2003 through October 2003, Boardwalk management and Boardwalk Properties Company Limited, with the assistance of professional advisors, including CIBC World Markets Inc. acting as financial advisor to the Corporation, explored potential transactions to reorganize the Corporation into a real estate investment trust (“REIT”).

On November 5, 2003, the Board of Directors of Boardwalk considered management’s proposal to reorganize the business of the Corporation into a REIT. The Board of Directors considered, among others, the following factors in its review and discussion of the proposal:

(a)	monthly cash distributions were anticipated to provide an attractive return to Unitholders without impairing the Corporation’s ability to finance capital expenditures and to meet external debt payments;

(b)	the Corporation has characteristics that are suited to a REIT structure, in particular the Corporation’s diversified portfolio of multi-family residential properties which provide a relatively stable cash flow;

(c)	the new trust structure would result in a higher level of cash distributions than would be available under the existing corporate structure of the Corporation;

(d)	a significant portion of Boardwalk REIT’s distributions to Unitholders would be tax-deferred;

(e)	the anticipated improved access that Boardwalk REIT would have to the public capital markets to fund growth initiatives than is or would be available to the Corporation under current market conditions and given its existing corporate structure; and

(f)	Boardwalk REIT would be the largest and most geographically diverse publicly traded multi-family residential trust in Canada.

Following their review the Board of Directors resolved to appoint a special committee of independent directors to consider the proposed REIT transaction. The Special Committee retained RBC Capital Markets as its financial advisor to provide its opinion as to the fairness of consideration under the proposed transaction, from a financial point of view, to the Public Shareholders.

On December 10, 2003, the Special Committee reported to the Board of Directors that, on the basis of the preliminary views of RBC Capital Markets as to the fairness of consideration under the proposed transaction, from a financial point of view, to the Public Shareholders, the Special Committee unanimously concluded that the proposed transaction is in the best interests of the Corporation and it’s Public Shareholders.

The Board of Directors met again on January 8, 2004 to receive the Fairness Opinion and authorize the filing of the Information Circular with the SEC. The negotiation of the final terms of the proposed transaction was concluded, and the Acquisition and Arrangement Agreement was signed effective January 9, 2004.

An information circular has been prepared in connection with the proposed transaction and filed with the United States Securities and Exchange Commission via EDGAR. A copy of the information circular has also been made available on SEDAR although readers are cautioned that information contained therein may change as a result of SEC review.

We are currently awaiting comments from the SEC at which time it will be determined if any additional disclosure to the existing public documents will be required. Upon successful completion of this process the Company intends to mail out the completed information circular concerning the proposed transaction and Special Meeting to all securityholders. At this point, management expects the proposed conversion to be completed by late March 2004 or early April 2004 timeframe.

Commenting on the proposed conversion, Sam Kolias, President and CEO, said “We are excited about the prospect of completing Boardwalk’s conversion into a REIT. This conversion is aimed at enhancing shareholder value and providing a stronger platform to expand the Company’s operations in the future. We will rank among the largest REITs in Canada, with an equity market capitalization of approximately $1 billion.”

Quarterly Dividend Announced

On February 13, 2004 the Board of Directors declared a quarterly cash dividend in the amount of $0.075 (Canadian) per common share outstanding, which is payable on March 10, 2004 to all common shareholders of record as of February 27, 2004. The dividend equates to an annual dividend rate of $0.30 per share.

Outlook and 2004 Earnings Guidance

Commenting on the outlook for the Company, Rob Geremia, Senior Vice President, Finance and CFO, said “We are reaffirming our fiscal 2004 guidance for total FFO per share of between $1.44 and $1.50 for the Corporation, which does not include any contribution from property sales, approximately 1.0 to 2.0 percent same store NOI growth, 1,000 to 2,000 new units, and $1.0 million in large corporations tax savings. Assuming the REIT conversion takes place, all of Boardwalk’s current 2.4 million stock options would vest bringing the total outstanding shares up to 53.3 million. This action could result in additional Large Corporation Tax savings. We will continue to update the market as this process continues.”

Supplementary Information

Boardwalk produces Quarterly Supplemental Information that provides detailed information regarding the Company’s activities during the quarter. The Fourth Quarter 2003 Supplemental Information is available on the INVESTOR section of our website (www.bwalk.com).

Teleconference on Fourth Quarter and Year End Financial Results

We invite you to participate in the teleconference that will be held to discuss these results this same morning at 11:00 am EST. Senior management will speak to the fourth quarter financial results and provide a corporate update. Presentation materials will be made available on the INVESTOR section of our website (www.bwalk.com) prior to the call.

Participation & Registration: Please RSVP to Investor Relations at 403-531-9255 or by email to investor@bwalk.com.

Teleconference: The telephone numbers for the conference are: 416-640-4127 (within Toronto) or toll-free 1-800-814-4861 (outside Toronto).

Webcast: Investors will be able to listen to the call and view our slide presentation over the Internet by visiting http://investor.bwalk.com 15 min. prior to the start of the call. An information page will be provided for any software needed and system requirements. The live audiocast will also be available at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=728640.

Replay: An audio recording of the teleconference will be available approximately one hour after the call until 11:59pm EST on February 23rd, 2004. You can access it by dialing 416-640-1917 and using the passcode 21035473#. An audio archive will also be available on our Investor site (http://investor.bwalk.com) approximately two hours after the conference call.

Corporate Profile

Boardwalk Equities Inc. is Canada’s largest owner/operator of multi-family rental communities. Boardwalk currently owns and operates in excess of 250 properties with over 31,400 units (inclusive of the 183 units acquired subsequent to December 31, 2003) totalling approximately 26 million net rentable square feet. The Company’s portfolio is concentrated in the provinces of Alberta, Saskatchewan, Ontario and Quebec. Boardwalk is headquartered in Calgary and its shares are listed on both the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol BEI. The Company has a total market capitalization of approximately $2.3 billion.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are statements that involve risks and uncertainties, including, but not limited to, changes in the demand for apartment and town home rentals, the effects of economic conditions, the impact of competition and competitive pricing, the effects of the Company’s accounting policies and other matters detailed in the Company’s filings with Canadian and United States securities regulators available on SEDAR in Canada and by request through the Securities and Exchange Commission in the United States, including matters set forth in the Company’s Annual Report to Shareholders under the heading “Management’s Discussion and Analysis’’. Because of these risks and uncertainties, the results, expectations, achievements, or performance described in this release may be different from those currently anticipated by the Company.

For further information please contact:

Boardwalk Equities Inc.
Sam Kolias, President and CEO, (403) 531-9255;
Roberto Geremia, Senior Vice-President, Finance and Chief Financial Officer, (403) 531-9255;
Mike Hough, Senior Vice President, (416) 364-0849;
Paul Moon, Director of Corporate Communications, (403) 531-9255.

CONSOLIDATED BALANCE SHEETS
(CDN$ THOUSANDS)

AS AT	December 31, 2003	December 31, 2002

	(Unaudited)	(Audited)
Assets
Revenue producing properties (NOTE 2)	$1,713,171	$1,604,277
Properties held for resale	7,493	7,038
Mortgages and accounts receivable (NOTE 4)	13,126	14,704
Other assets (NOTE 5)	14,652	13,723
Deferred financing costs	38,044	37,521
Segregated tenants’ security deposits	6,771	7,596
Cash and cash equivalents	10,123	23,631

	$1,803,380	$1,708,490

Liabilities
Mortgages payable (NOTE 7)	$1,387,067	$1,307,177
Accounts payable and accrued liabilities	19,801	21,498
Refundable tenants’ security deposits and other	9,730	10,496
Capital lease obligations (NOTE 6)	3,515	4,598
Future income taxes (NOTE 10)	74,765	62,976

	$1,494,878	1,406,745

Shareholders’ Equity
Share capital (NOTE 8)	275,509	266,516
Retained earnings	32,993	35,229

	$308,502	301,745

	$1,803,380	$1,708,490

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS
(CDN$ THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	3 months ended	3 months ended	Year ended	Year ended
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenue
Rental income	$69,893	$63,844	$270,992	$241,575
Sales — properties held for resale	—	—	—	7,498

	69,893	63,844	270,992	249,073

Expenses
Revenue producing properties:
Operating expenses	8,816	7,548	33,819	26,182
Utilities	9,591	10,145	34,736	32,489
Utility rebate (NOTE 1 (g) (iii))	—	(390)	—	(3,692)
Property taxes	6,626	6,427	26,217	23,664
Cost of sales — properties held for resale	—	—	—	6,531
Administration	5,755	5,557	23,290	19,921
Financing costs	19,264	19,109	76,630	74,181
Deferred financing costs amortization	662	738	3,227	3,239
Amortization (NOTE 1)	13,176	12,732	50,766	46,691

	63,890	61,866	248,685	229,206

Operating earnings before the following:	6,003	1,978	22,307	19,867
Gain on debt settlement	—	(692)	—	(692)

Earnings from continuing operations before income taxes	6,003	2,670	22,307	20,559
Large corporations taxes	878	1,253	3,546	3,600
Future income taxes (recovery) (NOTE 10)	6,592	(797)	11,761	5,406

(Loss) earnings from continuing operations	$(1,467)	$2,214	$7,000	$11,553
Earnings (loss) from discontinued operations, net of tax	—	(1)	751	23

Net (loss) earnings for the period	$(1,467)	$2,213	$7,751	$11,576

Basic earnings per share (NOTE 9)
— from continuing operations	$(0.03)	$0.04	$0.14	$0.23
— from discontinued operations	—	0.00	0.01	0.00

Basic earnings per share	$(0.03)	$0.04	$0.15	$0.23

Diluted (loss) earnings per share (NOTE 9)
— from continuing operations	$(0.03)	$0.04	$0.14	$0.23
— from discontinued operations	—	0.00	0.01	0.00

Diluted (loss) earnings per share	$(0.03)	$0.04	$0.15	$0.23

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(CDN$ THOUSANDS)

	3 months ended	3 months ended	Year ended	Year ended
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Retained earnings, beginning of period	$38,260	$33,089	$35,229	$26,782
Net (loss) earnings for the period	(1,467)	2,213	7,751	11,576
Dividends paid	(3,800)	—	(9,595)	(2,477)
Premium on share repurchases	—	(73)	(392)	(652)

Retained earnings, end of period	$32,993	$35,229	$32,993	$35,229

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS
(CDN$ THOUSANDS)

	3 months ended	3 months ended	Year ended	Year ended
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Operating activities
Net (loss) earnings for the period	$(1,467)	$2,213	$7,751	$11,576
(Earnings) loss from discontinued operations, net of tax	—	1	(751)	(23)
Future income taxes (recovery)	6,592	(797)	11,761	5,406
Amortization	13,176	12,732	50,766	46,691
Gain on debt settlement	—	(692)	—	(692)

Funds from continuing operations	18,301	13,457	69,527	62,958
Funds from discontinued operations	—	15	33	94
Net change in operating working capital	(1,405)	5,402	(489)	7,434
Net change in properties held for resale	(107)	(39)	1,442	5,702

Total operating cash flows	16,789	18,835	70,513	76,188

Financing activities
Issue of common shares for cash (net of issue costs)	4,615	1,313	9,229	8,828
Stock repurchase program	—	(122)	(628)	(1,167)
Dividends paid	(3,800)	—	(9,595)	(2,477)
Financing of revenue producing properties	27,390	175,212	177,208	305,841
Repayment of debt on revenue producing properties	(22,928)	(126,273)	(138,292)	(238,708)
Deferred financing costs incurred (net of deferred financing costs amortization)	(597)	(4,377)	(3,342)	(5,544)

	4,680	45,753	34,580	66,773

Investing activities
Purchases of revenue producing properties (NOTE 2)	—	(27,484)	(68,831)	(102,926)
Project improvements to revenue producing properties	(10,321)	(12,647)	(49,047)	(39,433)
Net cash proceeds from sale of properties	—	—	1,223	—
Technology for real estate operations	(1,057)	(152)	(1,946)	(2,643)

	(11,378)	(40,283)	(118,601)	(145,002)

Net (decrease) increase in cash and cash equivalents balance during period	10,091	24,305	(13,508)	(2,041)
Cash and cash equivalents, beginning of period	32	(674)	23,631	25,672

Cash and cash equivalents, end of period	$10,123	$23,631	$10,123	$23,631

Taxes paid	$833	$1,344	$3,399	$3,691

Interest paid	$19,452	$18,224	$76,468	$72,486

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Notes To Consolidated Financial Statements
Three months ended December 31, 2003 and 2002 (unaudited) and years ended December 31, 2003 (unaudited) and 2002 (audited)

(TABULAR AMOUNTS IN CDN$ THOUSANDS, EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS UNLESS OTHERWISE STATED)

1.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Operations

Boardwalk Equities Inc. (the “Corporation”) is a real estate corporation that specializes in multi-family residential housing.

(b)	Basis of presentation and principles of consolidation

The Corporation’s accounting policies and its standards of financial disclosure conform with the recommendations of the handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”) and with the recommendations of the Canadian Institute of Public and Private Real Estate Companies (“CIPPREC”). These principles differ in certain respects from those generally accepted in the United States of America (“U.S. GAAP”).

The preparation of financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and to make disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The consolidated financial statements include the accounts of the Corporation, its wholly-owned subsidiaries, including Suite Systems Inc. (“SSI”), and HomeXpress Limited (“HomeXpress”). HomeXpress is a public company of which the Corporation owns 63%. That company is no longer in operation as of October 11, 2001. All material inter-company transactions have been eliminated.

(c)	Revenue recognition

i.	Revenue from a rental property is recognized once the Corporation has attained substantially all of the benefits and risks of ownership of the rental property. Rental revenue includes rents, parking and other sundry revenues. All residential leases are for one-year terms or less; consequently, the Corporation accounts for leases with its tenants as operating leases.

ii.	Revenue from the sales of property held for resale is recognized when all conditions of the purchase and sale agreement have been met, a sufficient purchaser deposit (usually 15%) has been received and there is reasonable assurance on the collectibility of any outstanding amount.

(d)	Real estate properties

i.	Revenue producing properties

Revenue producing real estate properties, which are held for investment, are stated at the lower of cost less accumulated amortization or “net recoverable amount”. Cost includes all amounts relating to the acquisition and improvement of the properties. All costs associated with upgrading the existing facilities, other than ordinary repairs and maintenance, are capitalized and amortized as project improvements.

The net recoverable amount represents the undiscounted estimated future net cash flows expected to be received from the ongoing use of the property plus its residual value. To arrive at this amount, the Corporation projects future net cash flows over a maximum of 10 years and includes the proceeds from the estimated residual sale value at the end of that period. The projections take into account management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area.

ii.	Properties held for resale

The Corporation capitalizes all direct costs, net of related revenue. Direct costs include property taxes, administration costs, finance costs and other costs associated with the cost of property held for resale. Real estate properties held for resale are recorded at the lower of cost or net realizable value.

(e)	Amortization

Revenue producing real estate properties are amortized over the estimated useful lives of the assets. Amortization is computed using the sinking-fund method using an interest rate of 4% over a period of 40 to 50 years for buildings and the declining-balance method at rates ranging from 8% to 35% for other non-building assets.

Under the sinking-fund method used to amortize revenue producing buildings, an increasing amount is charged to income consisting of a fixed annual sum, together with interest compounded at an interest rate of 4%, so as to fully amortize the buildings over their estimated life from date of acquisition.

At January 1, 2002, the Corporation revised the estimates on the economic usefulness of certain non-building assets. This change in accounting estimate was treated prospectively.

Beginning January 1, 2004, the Corporation will adopt the straight-line method to compute amortization of its revenue producing buildings. The adoption of the straight-line method from the sinking-fund method will be applied prospectively in accordance with the transitional provision of CICA Handbook Section 1100.

(f)	Deferred financing costs

Insurance premiums paid to Canada Mortgage and Housing Corporation (“CMHC”) to obtain insurance through the National Housing Act (“NHA”) are amortized over 25 years on a straight-line basis. Upon the refinancing of a mortgage, any unamortized insurance premium associated with the previous mortgage is written off to income. Costs of refinancing are amortized on a straight-line basis over the term of the new loan.

(g)	Risk management and fair value

Risk Management

The Corporation is exposed to financial risk that arises from the fluctuation in interest rates, the credit quality of its tenants, and the fluctuation in utility rates. These risks are managed as follows:

i.	Interest rate risk

Interest rate risk is minimized through the Corporation’s current strategy of having the majority of its mortgages payable in fixed term arrangements. In addition, management is constantly reviewing its operating facility and, if market conditions warrant, the Corporation has the ability to convert its existing demand debt to fixed rate debt. The Corporation had demand debt outstanding of $nil at December 31, 2003 (December 31, 2002 – $nil). In addition, the Corporation structures its financings so as to stagger the maturities of its debt, thereby minimizing the Corporation’s exposure to interest rate fluctuations.

The majority of the Corporation’s mortgages are insured by CMHC under the NHA mortgage program. This added level of insurance offered to lenders allow the Corporation to receive the best possible financing and interest rates, and significantly reduces the potential for a lender to call a loan prematurely.

ii.	Credit risk

Credit risk arises from the possibility that tenants may experience financial difficulty and be unable to fulfill their lease term commitments. The Corporation mitigates this risk of credit loss through the diversification of its existing portfolio and limiting its exposure to any one tenant. Thorough credit assessments are conducted in respect to all new leasing. In addition, where legislation allows, the Corporation obtains a security deposit to assist in a potential recovery requirement.

iii.	Utilities

At December 31, 2003, the Corporation has long-term supply arrangements with two electrical utility companies to supply the Corporation with its electrical power needs for Alberta for the next twenty-four to twenty-five months at a blended rate of approximately $0.07/kwh. These agreements provide that the Corporation purchase its power for all Alberta properties under contract for the upcoming months.

The Corporation also has two physical settlement fixed-price supply contracts for Alberta natural gas requirements. These contracts fix the price of natural gas for 75% of the Corporation’s requirements in Alberta. The two contracts are for physical settlement, and each represents approximately 37.5% of the Corporation’s Alberta requirements. The first of these contracts runs from January 1, 2003 to September 30, 2004 and provides the commodity at a price of $5.44/GJ. The second contract runs from October 1, 2003 to September 30, 2005 and provides the commodity at a price of $6.16/GJ.

In Saskatchewan, the Corporation has a physical supply agreement to supply 100% of the Corporation’s natural gas requirements for that province. The agreement extends until October 31, 2005 at a fixed price of $5.20/GJ.

While the above utility contracts for both electrical power and natural gas reduce the risk of exposure to adverse changes in commodity prices, they also reduce the potential benefits of favourable changes in commodity prices. For accounting purposes, all settlements are recorded as utility expense in the period the settlement occurs.

As of March 2, 2002, ATCO Gas (“ATCO”), the transporter of all natural gas in Alberta, distributed a non-recurring rebate. The Alberta Energy and Utility Board instructed ATCO to rebate a portion of the sale proceeds of the Viking-Kinsella producing assets to ATCO North customers in the form of a one-time rebate. The rebate was distributed to all ATCO North customers, based on historical usage, at a rate of $3.325/GJ.

The Alberta Government introduced two separate rebate programs to assist corporations with the increase in energy prices in 2001. The natural gas rebate program expired in April 2001 (resulting in a disproportionate share of this rebate in the first quarter of 2001) and the electrical rebate program expired on December 31, 2001. Due to the current electricity pricing environment, there was not an extension of this program after 2001.

Fair Value

In accordance with the disclosure requirements of the CICA Handbook, the Corporation is required to disclose certain information concerning its “financial instruments”, defined as a contractual right to receive or deliver cash or another financial asset. The fair values of the majority of the Corporation’s financial assets and liabilities, representing net working capital, approximate their recorded values at December 31, 2003 and 2002 due to their short-term nature. In these circumstances, the fair value is determined to be the market or exchange value of the assets or liabilities.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect estimates. The significant financial instruments of the Corporation and their carrying values as of December 31, 2003 and 2002 are as follows:

AS AT	December 31,	December 31,
	2003	2002

	(Unaudited)	(Audited)
Mortgages and accounts receivable
Carrying value	$13,126	$14,704
Fair market value	$13,126	$14,704

Mortgages payable
Carrying value	$1,387,067	$1,307,177
Fair market value	$1,439,926	$1,349,780

The fair value of the Corporation’s mortgages payable exceeds the recorded value by approximately $52.9 million at December 31, 2003 (December 31, 2002 – $42.6 million) due to changes in interest rates since the dates on which the individual mortgages were assumed. The fair value of the mortgages payable has been estimated based on the current market rates for mortgages with similar terms and conditions. The fair value of the Corporation’s mortgages payable is an amount computed based on the interest rate environment prevailing at December 31, 2003 and 2002, respectively; the amount is subject to change and the future amounts will converge. There are no additional costs to the Corporation, assuming no early extinguishment of existing debt is delivered upon.

(m)	Use of estimates

The accounting process requires that management make, and periodically review, a number of estimates including the following material items:

i.	economic useful life of buildings for purposes of calculating amortization as disclosed in Note 1(e);

ii.	forecast of economic indicators in order to measure fair values of buildings for purposes of determining net recoverable amount under Canadian generally accepted accounting principles as discussed in Note 1(d);

iii.	amount of capitalized on-site wages which relate to project improvements, as discussed in Note 2;

iv.	amount of utility accrual for charges related to the current period; and

v.	amount of provision for write-down of technology investments.

Actual results may differ from these estimates.

(i)	Cash and cash equivalents

The Corporation considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

(j)	Stock-based compensation plans

Effective January 1, 2003, the Corporation changed its accounting policy for stock options granted on or after that date to reflect the adoption of the revised CICA Handbook Section 3870. Under the new policy, the Corporation now determines the fair value of stock options, using an accepted option-pricing model, on their grant date and recognizes this amount as compensation expense over the period the stock options vest, with a corresponding increase to contributed surplus in shareholders’ equity. The new accounting policy has been applied prospectively in accordance with the transitional provision of Section 3870.

Previously under the Corporation’s intrinsic value method policy, the Corporation did not record compensation expense for stock options granted to directors, executives and employees in the consolidated financial statements because there was no intrinsic value at the date of grant. Note 8 discloses the pro forma amounts to the Corporation’s net earnings and net earnings per share for the three months and years ended December 31, 2003 and 2002 had the impact of compensation costs using the fair value method been applied effective January 1, 2002.

(k)	Disposal of long-lived assets

Effective January 1, 2003, the Corporation adopted the new CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, for disposals on or after January 1, 2003. The recommendations of this section requires disposal of long-lived assets be classified as held for sale, and the results of operations and cash flows associated with the assets disposed be reported separately as discontinued operations, less applicable income taxes. A long-lived asset is classified by the Corporation as an asset held for sale at the point in time when it is available for immediate sale, management has committed to a plan to sell the asset and is actively locating a buyer for the asset at a sales price that is reasonable in relation to the current fair value of the asset, and the sale is probable and expected to be completed within a one-year period. For unsolicited interest in a long-lived asset, the asset is classified as held for sale only if all the conditions of the purchase and sale agreement have been met, a sufficient purchaser deposit has been received and the sale is probable and expected to be completed shortly after the end of the current period. The impact of adopting the new recommendations for disposals of long-lived assets on or after January 1, 2003 is disclosed in Note 3.

(l)	Disclosure of guarantees

Effective January 1, 2003, the Corporation adopted Accounting Guideline 14 (AcG-14), Disclosure of Guarantees. This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given, regardless of whether it will have to make payments under the guarantees. Please refer to Note 13 for further disclosure on the Corporation’s guarantees.

(m)	Comparative figures

Certain comparative figures have been reclassified to conform with the current period’s presentation, or as a result of accounting changes.

2.	REVENUE PRODUCING PROPERTIES

AS AT	December 31,	December 31,
	2003	2002

	(Unaudited)	(Audited)
Land	$113,568	$96,749
Building and non-building assets	1,834,724	1,695,092

Total revenue producing properties	1,948,292	1,791,841
Less: accumulated amortization	(235,121)	(187,564))

	$1,713,171	$1,604,277

Acquisitions

	3 months ended	3 months ended	Year ended	Year ended
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash paid	$—	$27,484	$68,831	$102,926
Debt assumed	—	1	38,834	110,829

Total purchase price	—	27,485	107,665	213,755
Fair value adjustments to debt	—	—	2,137	19,500

Book value	$—	$27,485	$109,802	$233,255

Units acquired	—	346	1,956	3,558

Dispositions

	3 months	3 months
	ended	ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash received	$—	$—	$1,385	$2,281
Vendor take back mortgage	—	—	—	500
Debt assumed	—	—	1,655	4,717

Total proceeds	—	—	3,040	7,498
Net book value	—	—	1,993	6,531

Gain on sales	$—	$—	$1,047	$967

Units sold	—	—	40	121

Included in revenue producing properties is capitalized wages of $1.3 million for the three months ended December 31, 2003, $1.5 million for the three months ended December 31, 2002, $5.1 million for the year ended December 31, 2003 and $4.7 million for the year ended December 31, 2002 relating to project improvements. Included in the cost of properties held for resale for the year are capitalized financing and property taxes costs of $0.1 million for the three months ended December 31, 2003, $0.2 million for the three months ended December 31, 2002, $0.4 million for the year ended December 31, 2003 and $0.5 million for the year ended December 31, 2002 less net operating revenue of $nil for each of the respective periods. Real estate assets are pledged as security against mortgages payable.

3.	DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

During the first quarter of 2003, the Corporation received a $3.0 million unsolicited offer to purchase a 40-unit property located in Edmonton, Alberta. The sale was completed by the end of the first quarter of 2003. There were no other dispositions during the current year to date. Note 2 discloses the carrying amounts of the major assets and liabilities included in the disposition. The following table sets forth the results of operations associated with the long-lived asset, separately reported as discontinued operations for the current and prior periods.

	3 months	3 months
	ended	ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenue
Rental income	$—	$83	$86	$321

Expenses
Revenue producing properties:
Operating expenses	—	17	4	47
Utilities	—	28	17	58
Utility rebate (NOTE 1 (g) (iii))	—	(12)	—	(13)
Property taxes	—	6	6	22
Administration	—	3	2	10
Financing costs	—	26	24	103
Amortization	—	15	—	57

	—	83	53	284

Operating earnings from discontinued operations before income taxes	$—	$—	$33	$37
Future income taxes	—	1	12	14
Operating earnings (loss) from discontinued operations	—	(1)	21	23

	3 months	3 months
	ended	ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Gain on disposition	—	—	1,047	—
Future income taxes	—	—	(317)	—

Earnings (loss) from discontinued operations	$—	$(1)	$751	$23

4.	MORTGAGES AND ACCOUNTS RECEIVABLE

The mortgages and accounts receivable comprise an aggregate amount of $13.1 million at December 31, 2003 (December 31, 2002 – $14.7 million). In this balance, mortgages receivable arising on sales of property represents $6.9 million at December 31, 2003 (December 31, 2002 – $8.5 million) which comes due periodically up to May 2007. The Corporation is currently earning a weighted average interest rate of 1.9% at December 31, 2003 (December 31, 2002 – 3.04%) on these amounts. The remaining balance consists of mortgage holdbacks and incidental income earned but not yet received.

5.	OTHER ASSETS

AS AT	December 31,	December 31,
	2003	2002

	(Unaudited)	(Audited)
Corporate technology assets (net of amortization)	$3,746	$4,658
Head office building (net of amortization)	2,546	3,261
Deposits on properties	1,200	950
Inventory	1,524	1,606
Re-organization and restructuring	2,124	—
Prepaid and other	3,512	3,248

	$14,652	$13,723

Re-organization and restructuring costs included in other assets of $2.1 million at December 31, 2003 (December 31, 2002 – $nil) is related to the Corporation’s proposed re-organization into a real estate investment trust as described in Note 15 “Subsequent Events”.

6.	TECHNOLOGY INVESTMENTS

There was no provision for loss of technology investments made for the years ended December 31, 2003 and 2002.

The Corporation still has capital leases totalling $3.5 million at December 31, 2003 (December 31, 2002 – $4.6 million) with a weighted average interest rate of 9.7% (December 31, 2002 – 9.7%) relating to a telecommunication initiative that was terminated on October 18, 2001. Future minimum payments under capital leases together with the balance of the obligation due under capital leases are as follows for the year ending:

	December 31,	December 31,
	2003	2002

	(Unaudited)	(Audited)
2003	$—	$1,481
2004	1,481	1,481
2005	1,330	1,330
2006	1,222	1,222
2007	—	—

Total	4,033	5,514
Less amount representing interest	518	916

Total net obligation	$3,515	$4,598

7.	MORTGAGES PAYABLE

AS AT	December 31,	December 31,
	2003	2002

	(Unaudited)	(Audited)
(a) Revenue producing properties

Mortgages payable bearing interest at a weighted average of 5.68% at December 31, 2003 (December 31, 2002 – 5.87%) per annum, payable in monthly principal and interest instalments totalling $9.3 million for the year ended December 31, 2003 (December 31, 2002 – $8.9 million), mature from 2004 to 2020 and are secured by specific charges against specific properties.	$1,385,268	$1,305,349

(b) Other assets

Mortgages payable bearing interest at a weighted average of 7.92% at December 31, 2003 and 2002 per annum, payable in monthly principal and interest instalments totalling $15 thousand for the years ended December 31, 2003 and 2002, mature in September 2010 and are secured by specific charges against specific properties.	1,799	1,828

	$1,387,067	$1,307,177

Estimated principal payments required to meet mortgage obligations as at December 31, 2003 (unaudited) are as follows:

	Revenue
	Producing
	Properties	Other Assets	Total

2004	$194,309	$36	$194,345
2005	153,260	39	153,299
2006	190,258	42	190,300
2007	242,752	45	242,797
2008	240,723	48	240,771
Subsequent	363,966	1,589	365,555

	$1,385,268	$1,799	$1,387,067

Estimated principal payments required to meet mortgage obligations as at December 31, 2002 (audited) are as follows:

	Revenue
	Producing
	Properties	Other Assets	Total

2003	$213,220	$36	$213,256
2004	119,340	39	119,379
2005	92,241	42	92,283
2006	108,709	45	108,754
2007	223,616	49	223,665
Subsequent	548,223	1,617	549,840

	$1,305,349	$1,828	$1,307,177

CMHC provides mortgage loan insurance in connection with mortgages made to the Corporation. On September 13, 2002, the Corporation and CMHC entered into an agreement (the “Agreement”) whereby the Corporation will provide certain financial information and be subject to certain restrictive covenants, including limitation on additional debt, distribution of dividends in respect of capital stock in the event of default, and maintenance of certain financial ratios. In the event of default, the Corporation’s total financial liability under this Agreement is limited to a one-time penalty payment of $250 thousand under a Letter of Credit issued in favour of CMHC.

(c)	Demand facilities

The Corporation has a demand facility in the form of an acquisition and operating line. This demand facility is secured by a first or second mortgage charge of specific assets. The maximum amount available varies with the value of pledged assets to a maximum not to exceed $100.0 million. Approximately $34.8 million was available from this facility on December 31, 2003 (December 31, 2002 – $34.0 million). An amount of $nil was outstanding at December 31, 2003 and 2002. This facility carries an interest rate ranging from prime plus 0.5% to prime plus 1.5% per annum, and has no fixed terms of repayment. The facility is reviewable annually by the Bank.

8.	SHARE CAPITAL

(a)	Authorized:

Unlimited number of common shares Unlimited number of preferred shares, issuable in series

Issued:

Preferred shares

The Corporation did not issue any preferred shares for the years ended December 31, 2003 and 2002. There was a total of 8,945,155 preferred shares outstanding at December 31, 2003 and 2002. These preferred shares are offset by non-interest bearing notes receivable from the holders of the preferred shares for the equivalent amount. Both the preferred shares and the notes receivable are retractable at either party’s option and may legally be offset against each other. Accordingly, these have been offset for consolidated financial statement presentation.

Common shares	Shares	Amount

December 31, 2003 (unaudited)	50,868,119	$275,509
December 31, 2002 (audited)	50,109,314	$266,516
Details of shares issued are as follow:
December 31, 2001 (audited)	49,404,281	$258,202
On exercise of stock options	801,633	8,828
Share buy-back, recorded at book value of shares	(96,600)	(514)

December 31, 2002 (audited)	50,109,314	266,516
On exercise of stock options	802,805	9,229
Share buy-back, recorded at book value of shares	(44,000)	(236)

December 31, 2003 (unaudited)	50,868,119	$275,509

The Corporation commenced a normal course issuer bid on March 3, 2000 allowing it to purchase up to 2,236,400 common shares for cancellation until its termination on March 2, 2001 or such earlier time as the bid is complete. This bid was extended with a termination date to March 22, 2002 or such earlier time as the bid is complete. On August 6, 2002, the Corporation commenced a normal course issuer bid allowing it to purchase up to 3,267,840 common shares for cancellation until its termination on August 5, 2003 or such earlier time as the bid is complete. On August 25, 2003, the Corporation commenced a normal course issuer bid allowing it to purchase up to 2,770,228 common shares for cancellation until its termination on August 24, 2004 or such earlier time as the bid is complete. The Corporation acquired and cancelled 44,000 common shares at December 31, 2003 (December 31, 2002 – 96,600) at a cost of $0.6 million (December 31, 2002 – $1.2 million). The excess of the cost over stated value of the shares acquired of $0.4 million at December 31, 2003 (December 31, 2002 – $0.7 million) has been charged to retained earnings.

(b)	Stock options

Under the stock option plan, the Company grants options to directors, executives and employees. The stock option plan provides for the granting of options to purchase up to 10,643,636 common shares at December 31, 2003 (December 31, 2002 – 10,643,636). The exercise price is equal to the market value of the common shares at the date of grant. Vesting periods range from immediate vesting for certain executives to five year vesting for remaining employees and directors. Options are granted at management’s discretion with Board of Directors’ approval being required. No option may be exercisable more than 10 years from the date of grant. There was a total of 2,398,828 options outstanding at December 31, 2003 (December 31, 2002 – 3,480,072) to directors, officers and employees. The exercise prices range from $9.11 to $16.73 at December 31, 2003 (December 31, 2002 – $9.11 to $22.92). These options expire up to August 28, 2012. All options were issued at market price.

Changes in options outstanding during year

The following table depicts the changes in options in the years presented:

	December 31, 2003		December 31, 2002
	(Unaudited)		(Audited)

		Weighted		Weighted
		average		average
		exercise		exercise
	Options	price	Options	price

Outstanding at beginning of year	3,480,072	$12.46	3,647,834	$12.60
Granted	—	—	930,722	$12.16
Exercised	(802,805)	$11.50	(801,633)	$11.02
Forfeited	(278,439)	$18.01	(296,851)	$17.14

Outstanding at end of year	2,398,828	$12.20	3,480,072	$12.46

Options exercisable at year end

The following table summarized information about the options outstanding and exercisable at December 31, 2003 (unaudited):

Options outstanding				Options exercisable

		Weighted average	Weighted		Weighted average	Weighted
Range of		remaining	Average		remaining	Average
exercise	Number	contractual life	exercise	Number	contractual life	exercise
prices	outstanding	(years)	price	exercisable	(years)	price

$9.01 to $11.00	283,300	6.4	$9.74	263,900	6.4	$9.75
$11.01 to $13.00	1,694,792	5.6	$11.94	1,013,934	6.0	$11.85
$13.01 to $15.00	242,636	5.7	$13.85	178,640	5.5	$13.66
$15.01 to $17.00	178,100	5.3	$16.26	140,700	5.2	$16.46

	2,398,828	5.7	$12.20	1,597,174	5.9	$12.11

The following table summarized information about the options outstanding and exercisable at December 31, 2002 (audited):

Options outstanding				Options exercisable

		Weighted average	Weighted		Weighted average	Weighted
Range of		remaining	Average		remaining	Average
exercise	Number	contractual life	exercise	Number	contractual life	exercise
prices	outstanding	(years)	price	exercisable	(years)	price

$9.01 to $11.00	647,800	7.1	$9.41	605,000	7.1	$9.40
$11.01 to $13.00	1,979,222	6.6	$11.95	910,698	7.4	$11.76
$13.01 to $15.00	401,450	6.1	$14.03	275,812	5.5	$13.88
$15.01 to $17.00	279,900	6.4	$16.17	178,520	6.3	$16.34
$17.01 to $19.00	79,700	0.2	$17.94	79,700	0.2	$17.94
$19.01 to $21.00	23,000	0.2	$19.73	23,000	0.2	$19.73
$21.01 to $23.00	69,000	0.3	$22.55	69,000	0.2	$22.55

	3,480,072	6.3	$12.46	2,141,730	6.4	$12.41

The Corporation did not record compensation expense for stock options granted prior to January 1, 2003 to directors, executives and employees in the financial statements because there was no intrinsic value, as defined by CICA Handbook, Section 3870, at the date of grant. As required by Canadian GAAP, the impact on compensation costs of using a fair value based method, as if the compensation costs had been recorded in net earnings, must be disclosed. If the fair value basic method had been used for stock options granted for the year ended December 31, 2002, the Company’s net earnings and net earnings per share would approximate the following pro forma amounts for the three months and years ended December 31, 2003 and 2002:

	3 months	3 months
	ended	ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Compensation costs	$(509)	$(550)	$(2,064)	$(1,931)
Net (loss) earnings As reported	$(1,467)	$2,213	$7,751	$11,576
Pro forma	$(1,976)	$1,663	$5,687	$9,645
Net (loss) earnings per common share
Basic
As reported	$(0.03)	$0.04	$0.15	$0.23
Pro forma	$(0.04)	$0.03	$0.11	$0.19
Diluted
As reported	$(0.03)	$0.04	$0.15	$0.23
Pro forma	$(0.04)	$0.03	$0.11	$0.19

The fair value of each option granted was estimated to be $6.74 on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

Risk free interest rate	5.33%
Expected lives (years)	7–10 years
Expected volatility	42.56%
Dividend per share	$0.05

The Corporation did not grant any stock options subsequent to December 31, 2002.

9.	PER SHARE CALCULATIONS

The following table sets forth the computation of basic and diluted earnings per share with respect to earnings from continuing operations and earnings from discontinued operations.

	3 months	3 months
	ended	ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Numerator
(Loss) earnings from continuing operations	$(1,467)	$2,214	$7,000	$11,553
Earnings (loss) from discontinued operations	—	$(1)	$751	$23

Denominator
Denominator for basic earnings per share – weighted average shares (THOUSANDS)	50,603	50,067	50,380	49,717

Effect of dilutive securities Stock options (THOUSANDS)	660	637	511	525
Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion (THOUSANDS)	51,263	50,704	50,891	50,242

(Loss) earnings per share from continuing operations
Basic	$(0.03)	$0.04	$0.14	$0.23
Diluted	$(0.03)	$0.04	$0.14	$0.23

Earnings per share from discontinued operations
Basic	$0.00	$0.00	$0.01	$0.00
Diluted	$0.00	$0.00	$0.01	$0.00

10.	INCOME TAXES

The Corporation has tax losses at December 31, 2003 (unaudited) of approximately $209 million available to reduce future taxable income, the benefit of which has been accounted for in computing future income taxes. These losses begin to materially expire in 2005, subject to the ability of the Corporation to re-file and further amend its income tax returns. The adjustment for changes in the effective tax rate reflects the benefit of the reduction of the current combined federal and provincial substantially enacted rates from 37% reducing to 35% for the year ended December 31, 2003 (December 31, 2002 – 39% reducing to 34%).

The Corporation’s provision for future income taxes is comprised as follows:

	3 months	3 months
	ended	ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Continuing operations	$6,592	$(797)	$11,761	$5,406
Discontinued operations	—	1	329	14

Total future income taxes	$6,592	$(796)	$12,090	$5,420

The future income tax expense is computed as follows:

	3 months	3 months
	ended	ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Tax expense based on expected rate	$2,265	$1,714	$8,716	$8,129
Non-taxable portion of capital gains	—	9	(223)	(190)
Adjustment to future income tax liabilities	843	1,685	1,615	1,685
Adjustment for change in effective tax rate	3,484	(4,204)	1,982	(4,204)

Future income tax expense (recovery)	$6,592	$(796)	$12,090	$5,420

The future income tax liability is calculated as follows:

AS AT	December 31,	December 31,
	2003	2002

	(Unaudited)	(Audited)
Tax assets related to operating losses	$77,354	$63,254
Tax liabilities related to differences in tax and book basis	(152,119)	(126,230)

Future income tax liability	$(74,765)	$(62,976)

11.	RELATED PARTY TRANSACTIONS

There were no related party transactions for the years ended December 31, 2003 and 2002.

12.	COMMITMENTS AND CONTINGENCIES

The Corporation has long-term supply arrangements with two electrical utility companies and commitments for fixed-price natural gas supply contracts as described in Note 1(g)(iii).

The Corporation, in the normal course of operations, will become subject to a variety of legal and other claims against the Corporation. Management and the Corporation’s legal counsel evaluate all claims on their apparent merits, and accrue Management’s best estimate of the estimated costs to satisfy such claims. Management believes that the outcome of legal and other claims filed against the Corporation will not be material to the Corporation.

The Corporation has established a group registered retirement savings plan for its employees whereby the Corporation will match the contributions of the employees to a maximum of 3% of regular earnings earned in a calendar year or one-half the contribution limit set for registered retirement savings plans, whichever is less. The Corporation’s costs totalled approximately $338 thousand for the year ended December 31, 2003 (December 31, 2002 – $127 thousand). There was no requirement for future contributions in respect of past service.

13.	GUARANTEES

In the normal course of business, the Corporation enters into various agreements that may contain features that meet the AcG-14 definition of a guarantee. AcG-14 defines a guarantee to be a contract (including an indemnity) that contingently requires the Corporation to make payments to the guaranteed party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of a third party to pay its indebtedness when due.

In connection with the sales of properties by the Corporation, a mortgage assumed by the purchaser will have an indirect guarantee provided by Boardwalk to the lender until the mortgage is refinanced by the purchaser. In the event of default by the purchaser, Boardwalk would be liable for the outstanding mortgage balance. The Corporation’s maximum exposure at December 31, 2003 is approximately $6.2 million. In the event of default, the Corporation’s recourse for recovery includes the sale of the respective building asset. The Corporation expects that the proceeds from the sale of the building asset will cover, and in most likelihood exceed, the maximum potential liability associated with the amount being guaranteed. Therefore, at December 31, 2003, no amounts have been recorded in the consolidated financial statements with respect to the above noted indirect guarantees.

14.	SEGMENTED INFORMATION

The Corporation specializes in multi-family residential housing and operates primarily within one business segment in four provinces located in Canada. The following summary presents segmented financial information for the Corporation’s business by geographic location:

	3 months	3 months
	ended	ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2003	2002	2003	2002

	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Alberta
Revenue	$38,550	$37,896	$152,583	$151,076

Expenses
Operating	4,862	4,190	19,013	15,455
Utilities	5,458	6,673	19,208	20,978
Utility rebate	—	(94)	—	(3,386)
Property taxes	2,715	2,938	11,016	11,358

	13,035	13,707	49,237	44,405

Net operating income	$25,515	$24,189	$103,346	$106,671

Saskatchewan
Revenue	$8,685	$8,516	$34,038	$32,893

Expenses
Operating	1,258	1,152	4,585	4,163
Utilities	1,212	1,040	3,928	3,979
Property taxes	1,107	1,121	4,723	4,778

	3,577	3,313	13,236	12,920

Net operating income	$5,108	$5,203	$20,802	$19,973

Ontario
Revenue	$8,931	$8,476	$34,850	$33,327

Expenses
Operating	1,256	1,133	4,838	4,473
Utilities	1,425	1,455	5,846	5,369
Utility rebate	—	(295)	—	(295)
Property taxes	1,505	1,357	5,679	5,364

	4,186	3,650	16,363	14,911

Net operating income	$4,745	$4,826	$18,487	$18,416

Quebec (operations commenced May 2002)
Revenue	$13,505	$8,646	$48,276	$21,962

Expenses
Operating	1,377	1,070	5,189	2,147
Utilities	1,514	908	5,650	1,906
Property taxes	1,300	988	4,725	2,074

	4,191	2,966	15,564	6,127

Net operating income	$9,314	$5,680	$32,712	$15,835

Total
Net operating income	$44,682	$39,898	$175,347	$160,895
Unallocated revenue*	221	393	4,370	10,136
Unallocated expenses**	(46,370)	(38,078)	(171,966)	(159,455)

Net (loss) income	$(1,467)	$2,213	$7,751	$11,576

AS AT	December 31,	December 31,
	2003	2002

	(Unaudited)	(Audited)
Alberta
Identifiable assets
Revenue producing properties	$969,196	$971,598
Mortgages and accounts receivable	8,338	8,550
Deferred financing costs	26,621	25,464
Tenants’ security deposit	5,674	6,559

	$1,009,829	$1,012,171

Saskatchewan
Identifiable assets
Revenue producing properties	$178,867	$180,792
Mortgages and accounts receivable	11	22
Deferred financing costs	4,585	4,714
Tenants’ security deposits	1,096	1,037

	$184,559	$186,565

AS AT	December 31,	December 31,
	2003	2002

	(Unaudited)	(Audited)
Ontario
Identifiable assets
Revenue producing properties	$215,428	$215,175
Mortgages and accounts receivable	250	1,166
Deferred financing costs	2,709	2,954

	$218,387	$219,295

Quebec
Identifiable assets
Revenue producing properties	$342,364	$229,272
Mortgages and accounts receivable	4,425	4,709
Deferred financing costs	4,102	4,357

	$350,891	$238,338

Total assets
Identifiable assets	$1,763,666	$1,656,369
Unallocated assets***	39,714	52,121

	$1,803,380	$1,708,490

*	Unallocated revenue includes property sales, interest income, revenue from discontinued operations and other non-rental income.

**	Unallocated expenses include cost of property sales, operating expenses from discontinued operations, non-rental operating expenses, administration, financing costs, amortization, income taxes and other provisions.

***	Unallocated assets include properties held for development, cash, short-term investments and other assets.

15.	SUBSEQUENT EVENTS

On January 13, 2004, the Corporation filed a Management Information Circular with respect to a proposed re-organization of the Corporation into a real estate investment trust and a secondary offering of the Corporation’s shares. In addition, the Corporation also executed the Acquisition and Arrangement Agreement in connection with the proposed reorganization.

Subsequent to December 31, 2003, the Corporation contracted to acquire 183 residential units from an unrelated third party for a purchase price of $16.9 million. The acquisition will be financed through cash of $8.7 million and the assumption of existing mortgages.